EXHIBIT 21.1
SUBSIDIARIES OF INTEGER HOLDINGS CORPORATION

Subsidiary	Jurisdiction of

Accellent LLC	Colorado

Brivant Limited, d/b/a Lake Region Medical	Ireland

Centro de Construcción de Cardioestimuladores del Uruguay SA	Uruguay

Electrochem Solutions, Inc.	Massachusetts

Integer EBDO SA	Switzerland

Greatbatch LLC	Delaware

Greatbatch Ltd., d/b/a Greatbatch Medical	New York

Greatbatch Medical, S. de R.L. de C.V.	Mexico

Greatbatch Medical SA	Switzerland

Greatbatch MCSO, S. de R.L. de C.V	Mexico

Greatbatch Netherlands B.V.	Netherlands

Integer SMI Ltd.	Israel

Integer Ireland Medical Limited	Ireland

Lake Region Manufacturing, Inc., d/b/a Lake Region Medical	Minnesota

Lake Region Medical Limited	Ireland

Lake Region Medical, Inc., d/b/a Lake Region Medical	Maryland

Lake Region Medical Holdings Limited	Ireland

Lake Region Medical Sdn. Bhd.	Malaysia

Lake (Shanghai) Medical Device Trading Co., Ltd.	China

Venusa de Mexico, S. de R.L. de C.V.	Mexico

Venusa, Ltd	New York